First Merchants Corporation







Howe Barnes Hoefer & Arnett
13th Annual Bank Conference


The Strength of BIG.
The Service of small.

Mark K. Hardwick

First Merchants Corporation
Executive Vice President
and Chief Financial Officer



Michael J. Stewart



First Merchants Corporation
Executive Vice President and
Chief Banking Officer

Forward-Looking Statement


The Strength of BIG.
The Service of small.

The Corporation may make forward-looking statements about its relative business outlook. These forward-looking statements and all other statements made during this meeting that do not concern historical facts are subject to risks and uncertainties that may materially affect actual results.

Specific forward-looking statements include, but are not limited to, any indications regarding the Financial Services industry, the economy and future growth of the balance sheet or income statement.

Please refer to our press releases, Form 10-Q's and 10-K's concerning factors that could cause actual results to differ materially from any forward-looking statements.

Who is First Merchants?


The Strength of BIG.
The Service of small.

- $3.8 billion in assets
- FMC organized in 1982, headquartered in Muncie, Indiana
- Founding bank proudly based in and serving Indiana since 1893
- Largest financial holding company based in Central Indiana
- Grown to include banks with 67 locations in 17 Indiana and 3 Ohio counties

Vision & Mission


The Strength of BIG.
The Service of small.

- Vision - A financial services company focused on building deep, lifelong client relationships and providing maximum shareholder value. We provide an environment where customers can bank with their neighbor realizing that our business begins and ends with people.

- Mission - To deliver superior personalized financial solutions to consumer and closely held commercial clients in diverse community markets by providing sound advice and products that exceed customer expectations.

Culture Statement


The Strength of BIG.
The Service of small.

We are a team of associates who support and expect superior results from our company and ourselves. Accountability and execution is the foundation of our success.

Stakeholder Focused

Shareholders

Communities



Customers

Employees

Corporate Strategy Map

Financial Perspective
(What do shareholder's expect?)

- Provide Maximum Shareholder Value (F1)
- 10% Annual EPS Growth on average (F2)
- Top Quartile performance in ROA, ROE, Tangible ROE and Efficiency Ratio Among Peer Groups as Defined by our Board of Directors (F3)

Customer Perspective
(What do customers value?)

- Provide Sound Advice, Products and Service that Exceed Customer Expectations (C1)
- Build Deep Life Long Client Relationships (C2)

Internal Perspective
(What must we do internally to deliver value to our customers?)

- Effective Relationship Management Process (I1)
- Effective Sales Management Process (I2)
- Optimize Investments in Products (I3)
- Optimize Investments in Facilities and Equipment (I4)
- Streamline Key Functions / Improve Productivity (I5)
- Develop Continuous Strategic Planning Process (I6)
- Develop Comprehensive Risk Management Focus (I7)

Learning & Growing
(What must we do to enhance our people?)

- Create Energized Work Force (L1)
- Optimize the Value of Corporate Investments in People (L2)
- Attract and Retain High Performing Employees (L3)

Growth Strategies


The Strength of BIG.
The Service of small.

- Organic
  - Line-of-Business Focused
  - Market Focused
- Mergers and Acquisitions
  - Improved Demographics
  - EPS Accretion

Lines of Business


The Strength of BIG.
The Service of small.

- Commercial
- Retail
- Mortgage
- Cash Management
- Small Business
- Trust
- Insurance

Current View by Markets


Jasper
White
Carroll
Tippecanoe
Miami
Wabash
Adams
Howard
Jay
Delaware
Madison
Hamilton
Randolph
Henry
Wayne
Marion
Fayette
Union
Butler
Hamilton
Franklin
First Merchants Bank
Lafayette Bank & Trust
Commerce National Bank

First Merchants Corporation

First Merchants Bank

- $2.2 billion in assets
- 48 Banking Centers
- Major Markets: Indianapolis, Muncie, Anderson, Richmond, Fort Wayne




First Merchants Bank

Market Overview


The Strength of BIG.
The Service of small.

- Indianapolis region contains 32% of Indiana companies with $5MM-$100MM in revenue
- Higher education presence of Ball State, Anderson University, and Ivy Tech addressing the skill and employment transition of Muncie and Anderson’s manufacturing roots
- Pricing strength in farm products creates resurgence in agribusiness sector

FMB Market Approach


The Strength of BIG.
The Service of small.

- Strongest street corner banking franchise. Leading deposit shares in all counties, except Indianapolis market (Hamilton and Marion counties)
- Commercial Banking orientation targets small business and middle market
- Indianapolis region growing 30+% per year
- Retail system in northern FMB communities provides organic deposit supply

Current Indianapolis Strategy


The Strength of BIG.
The Service of small.

- Recruit top talent with background in the Indianapolis market.
- Take advantage of the current disruption in the market surrounding middle market lending.
- Capitalize on Centers of Influence knowledge through superior service.
- Build Treasury Management personnel to assure relationship strategy.
- Refine Small Business strategy within the retail network.

The Indianapolis Market in 3 Years


The Strength of BIG.
The Service of small.

- ‘Go To’ Bank for Small Business and Middle Market companies
  - Treasury Management
  - Insurance Coverage
  - Trust Services
- Continued investment in retail franchise
- Balanced portfolio of investment real estate Commercial and Industrial and small business
- Top talent with proven track record of performance

Lafayette Bank & Trust Company

- $1 billion in assets
- 17 Banking Centers
- Major Market: Lafayette


Lafayette Bank and Trust



Market Overview


The Strength of BIG.
The Service of small.

- Lafayette market benefits from Purdue University investment and growth
- University-related technology and engineering focus has spawned Indiana’s largest technology and research park
- Economy north of Lafayette dominated by agribusiness

LBT Market Approach


The Strength of BIG.
The Service of small.

- Strongest street corner banking franchise
  (#1 in deposit market share)
- Significant agribusiness orientation across outlying counties
- Sizeable portfolio in lower-middle market banking and student housing

Commerce National Bank


Commerce National Bank

- $607 million in assets
- 2 Banking Centers
- Major Markets: Columbus, Cincinnati



Market Overview


The Strength of BIG.
The Service of small.

- Strongest growth market statistics in Ohio
  - Columbus
    - 15th largest city in U.S.
    - 7th strongest economy in U.S.
    - 3rd fastest growing MSA in the Midwest
    - 6.8% growth rate since 2000
- Professional community concentrations in healthcare, insurance, government, and higher education

CNB Market Approach


The Strength of BIG.
The Service of small.

- CNB executes its “Bank for Business” model
- Significant affiliation and commitment to dental and healthcare sectors
- Deposit gathering through captive courier service and remote capture
- Active Board of Directors are entrepreneurs who assist in business development

2008 Corporate Initiatives


The Strength of BIG.
The Service of small.

- Corporate Credit/Special Assets Management
- Corporate-Wide Branching Strategy
- Loan-Level Hedge Program
- Debit Rewards Program
- Customer Cross-Sell Tables
- Small Business Initiative
- Branch Capture

Merger & Acquisition Growth Strategy







Merger & Acquisition History


The Strength of BIG.
The Service of small.

Partner Bank	Closing Date	Partner Total Assets
CNBC	3/01/2003	317,329
Lafayette Bancorporation	4/01/2002	746,111
Francor Financial, Inc.	7/01/2001	157,938
Decatur Bank & Trust Co.	5/31/2000	129,611
Anderson Community Bank	4/21/1999	67,200
Jay Financial Corporation	4/06/1999	103,120
Union National Bancorp	8/01/1996	156,253
Randolph County Bancorp	10/02/1996	71,922
First United Bancorp, Inc.	08/05/1991	46,573

Merger & Acquisition Growth Strategy


The Strength of BIG.
The Service of small.

- The Corporation believes that its ability to integrate the core system (Fidelity), core platforms (teller, loan, deposit, online banking, IVR), products, human resources, financial reporting and controls, processes and risk management infrastructure is a core competency.
- The Corporation’s new 50,000 sq. ft. operations center positions the Corporation to double the size of its balance sheet without outgrowing its infrastructure.
- The Corporation will focus on metropolitan, commercial banking acquisitions.

Financial Performance









Asset Growth

(Billions $)


$3.24
$3.55
$3.78
$3.82
$0.47
$0.92
$1.85
$0.52
$0.99
$2.04
$0.58
$1.00
$2.20
$0.61
$1.00
$2.21
2005
2006
2007
6/30/2008
FMB
LBT
CNB

Total Loans by Market



$2.46
$2.70
$2.88
$3.02
$0.41
$0.61
$1.44
$0.44
$0.64
$1.62
$0.51
$0.62
$1.75
$0.54
$0.65
$1.83
2005
2006
2007
6/30/2008
FMB
LBT
CNB

Loan Composition as of 6/30/08



31%
26%
5%
2%
26%
4%
6%
Commercial & Industrial Loans
Agricultural Production Financing & Other Loans to Farmers
Real Estate Construction
Commercial & Agricultural Real Estate
Residential Real Estate
Individual Loans for Household & Other Personal Expenditure
Other



Total Deposits

$2.38

$2.75

$2.84

$2.86

$0.32	$0.39	$0.42	$0.44
$0.67	$0.78	$0.78	$0.79
$1.39	$1.58	$1.64	$1.63
2005	2006	2007	6/30/2008

FMB LBT CNB

Deposits as of 6/30/08

Cost of Funds



- Demand Deposits - 31% of Total Deposits
- Savings Deposits - 18% of Total Deposits
- Certificates & Time Deposits of >$100,000 - 16% of Total Deposits
- Certificates & Time Deposits of <$100,000 - 35% of Total Deposits

Net Interest Margin



3.97
3.71
3.55
3.80
$2891
$3073
$3309
$3413
$105
$111
$110
$126
2005
2006
2007
6/30/2008
Annualized
Net Interest Income (Millions $)
Earning Assets (Billions $)

Asset Quality - Cost of Credit



1.35
72
0.84
0.57
0.41
51
34
23
24
19
30
24
(bps)
2005
2006
2007
6/30/2008
Annualized
Provision for Loan Losses
Net Charge-Offs
NPAs as a Percent of Average Assets

Credit Risk Management

- Corporate Legal Lending Limit of $52M
- Granular Loan Portfolio Exposure
- Largest Single Commitment $27M

(Thousands $)

	Balances of Top 25 Borrowers	Total Loans	% of Total Loans
6/30/08	$ 242,943	$ 3,018,596	8.05%
12/31/07	177,080	2,876,843	6.16%
9/30/07	188,357	2,869,001	6.57%
6/30/07	172,681	2,806,068	6.15%

Past Due Loans



2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2005
2006
2007
6/30/2008
Real Estate Secured
C&I, Ag Production
Individual Loans
Total

Non-Accrual Loans



1.50%
1.00%
0.50%
0.00%
2005
2006
2007
6/30/2008
Real Estate Secured
C&I, Ag Production
Individual Loans
Total

Non-Interest Income

(Millions $)

		2005	2006	2007	6/30/08 Annualized
1.	Service Charges on Deposit Accounts	$11.3	$11.3	$12.4	$12.2
2.	Trust Fees	7.5	7.6	8.4	8.5
3.	Insurance Comm. Income	3.8	4.3	5.1	6.2
4.	Cash Surrender Value of Life Ins.	1.7	2.3	3.7	2.7
5.	Gains on Sales Mortgage Loans	2.9	2.2	2.4	2.6
6.	Other	7.5	6.9	8.6	9.5
7.	Total	$34.7	$34.6	$40.6	$41.7
	% of Average Assets	1.09%	1.03%	1.08%	1.10%

Non-Interest Expense

(Millions $)

	2005	2006	2007	6/30/08 Annualized
1. Salary & Benefits	$54.1	$56.1	$58.8	$63.6
2. Premises & Equipment	13.4	13.8	13.4	13.7
3. Write-off of Un-amortized Trust Preferred Underwriting Fee	0	0	1.8	0
4. Core Deposit Intangible	3.1	3.1	3.2	3.2
5. Integration Expenses	0	0	1.1	0
6. Other (Adj.)	23.4	23.1	23.9	24.9
Total	$94.0	$96.1	$102.2	$105.4
% of Average Assets	2.96%	2.85%	2.71%	2.77%

Return on Equity



17.58%
17.21%
17.00%
14.55%
9.58%
9.45%
9.56%
8.44%
2005
2006
2007
6/30/2008
GAAP
Tangible

Earnings Per Share



$1.63
$1.64
$1.73
$.76
$.81
2005
2006
2007
6/30/2007
6/30/2008

Why First Merchants


The Strength of BIG.
The Service of small.

- Energized and Experienced Management Team
- Scaleable Operations and Technology Platform
- Increased EPS 31 of the last 32 years
- PE Multiple of 12.7 x 2008 Analyst Earnings Estimates
- PE Multiple of 10.9 x 2009 Analyst Earnings Estimates
- Dividend yield of 4.16%
- Average daily share volume – 110,000
- Annualized loan, deposit, and fee income growth of 8.25%, 6.45%, and 11.35%, respectively, during the last 24 months

“Committed to High Performance”


First Merchants
Corporation







Contact Information

First Merchants Corporation common stock is traded on the NASDAQ Global Select Market under the symbol FRME.

Additional information can be found at
www.firstmerchants.com

Investor inquiries:
Mark K. Hardwick
Executive Vice President-Chief Financial Officer
Telephone: 765.751.1857
mhardwick@firstmerchants.com